

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2026

Roberto Eno
Chief Executive Officer
HeartBeam, Inc.
2118 Walsh Avenue, Suite 210
Santa Clara, CA 95050

   Re: HeartBeam, Inc.
     Registration Statement on Form S-3
     Filed February 09, 2026
     File No. 333-293307

Dear Roberto Eno:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Juan Grana at 202-551-6034 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Industrial Applications and Services

cc: Soyoung Lee, Esq.